SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 12)[1]

Centennial Communications Corp.
(Name of Issuer)

Class A Common Stock, $.01 par value
(Title of Class of Securities)

15133V 20 8
(CUSIP Number)

Welsh, Carson, Anderson & Stowe 320 Park Avenue, Suite 2500 New York, New York 10022 Attention: David Mintz Tel. (212) 893-9500	William J. Hewitt, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 Tel. (212) 596-9000

_________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or
13d-1(g), check the following box ☐.

_________________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 15133V 20 8

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Welsh, Carson, Anderson & Stowe VIII, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	17,922,000 shares of Common Stock
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	17,922,000 shares of Common Stock
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	17,922,000 shares of Common Stock
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13)	Percent of Class Represented by Amount in Row (11)	16.3%
14)	Type of Reporting Person	PN

CUSIP NO. 15133V 20 8

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	WCAS Information Partners, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	-0-
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	-0-
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13)	Percent of Class Represented by Amount in Row (11)	-0-
14)	Type of Reporting Person	PN

CUSIP NO. 15133V 20 8

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	WCAS Capital Partners III, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	Not Applicable
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	Not Applicable
6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	-0-
		8)	Shared Voting Power	-0-
		9)	Sole Dispositive Power	-0-
		10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13)	Percent of Class Represented by Amount in Row (11)	-0-
14)	Type of Reporting Person	PN

CUSIP NO. 15133V 20 8

Amendment No. 12 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on January 19, 1999, Amendment No. 1 thereto filed on January 22, 2003, Amendment No. 2 thereto filed on June 9, 2003, Amendment No. 3 thereto filed on September 15, 2003, Amendment No. 4 thereto filed on August 1, 2006, Amendment No. 5 thereto filed on April 12, 2007, Amendment No. 6 thereto filed on April 25, 2007, Amendment No. 7 thereto filed on July 11, 2007, Amendment No. 8 thereto filed on July 25, 2007, Amendment No. 9 thereto filed on October 12, 2007, Amendment No. 10 thereto filed on November 2, 2007 and Amendment No. 11 thereto filed on November 8, 2007 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

The information set forth below is based on a total of 110,215,679 shares of Common Stock outstanding as of April 3, 2009, as reported by the Issuer in its Report on Form 10-Q filed with the Commission on April 7, 2009.

(a)

WCAS VIII and VIII Associates

WCAS VIII owns 17,922,000 shares of Common Stock, or approximately 16.3% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

WCAS CP III and CP III Associates

WCAS CP III and CP III Associates own no shares of Common Stock.

WCAS IP and INFO Partners

WCAS IP and INFO Partners own no shares of Common Stock.

Managing Members of VIII Associates and CP III Associates and General Partners of INFO Partners

(i) Patrick J. Welsh owns 668,304 shares of Common Stock, or approximately 0.6% of the Common Stock outstanding.

CUSIP NO. 15133V 20 8

(ii) Bruce K. Anderson owns 1,046,018 shares of Common Stock, or approximately 1.0% of the Common Stock outstanding.

(iii) Thomas E. McInerney owns 1,006,584 shares of Common Stock, or approximately 0.9% of the Common Stock outstanding.

(iv) Robert A. Minicucci owns 96,476 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

(v) Anthony J. deNicola indirectly beneficially owns 40,932 shares of Common Stock held by deNicola Holdings, L.P., or less than 0.1% of the Common Stock outstanding.

(vi) Paul B. Queally owns 82,662 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(vii) Jonathan M. Rather owns 100 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(viii) Sanjay Swani owns 16,107 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(b) The managing members of VIII Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII. Each of the managing members of VIII Associates disclaims beneficial ownership of all securities other than those he owns directly, if any, or by virtue of his indirect pro rata interest, as a managing member of VIII Associates, in the securities owned by WCAS VIII.

(c) On April 27, 2009 WCAS VIII sold 1,000,000 shares of Common Stock at $8.26 per share, and on April 28, 2009 WCAS VIII sold 200,000 shares of Common Stock at $8.26 per share, in open market transactions.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII.

(e) Not Applicable.

CUSIP NO. 15133V 20 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2009

WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
By:	/s/ David Mintz
Attorney-in-Fact

WCAS CAPITAL PARTNERS III, L.P.
By:	/s/ David Mintz
Attorney-in-Fact

WCAS INFORMATION PARTNERS, L.P.
By:	/s/ David Mintz
Attorney-in-Fact